
02027661


APR 2 3 2002

3

PLM Equipment Growth Fund III

2001 Annual Report


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Description

PLM Equipment Growth Fund III was formed as a $200 million income-oriented limited partnership to acquire, manage, and lease a diversified portfolio of primarily used transportation and related equipment. PLM Financial Services, Inc., a wholly owned subsidiary of PLM International, Inc., is the General Partner of PLM Equipment Growth Fund III.

Partnership Information

For inquiries about the Partnership or your investment, or to request Forms 10-Q or 10-K, please write to ACS Securities Services, Inc., 3988 N. Central Expressway, Building 5, 6th floor, Dallas, TX, 75204; or call (800) 626-7549.

To access this and other reports please visit our website at www.plm.com.

To Our Investors

Dear Investor:

We are pleased to provide the Annual Report for PLM Equipment Growth Fund III, which contains important information concerning the recent operating results and current financial position of your investment program. If you would like a copy of the Form 10-K for this program, please contact our Investor Services Representatives at 1 (800) 626-7549, or access our website at www.plm.com.

Very truly yours,



Stephen M. Bess
Chief Executive Officer

Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

Management's discussion and analysis of financial condition and results of operations relates to the financial statements of PLM Equipment Growth Fund III (the Partnership). The following discussion and analysis of operations focuses on the performance of the Partnership's equipment in the various segments in which it operates and its effect on the Partnership's overall financial condition.

Results of Operations — Factors Affecting Performance

Re-leasing Activity and Repricing Exposure to Current Economic Conditions

The exposure of the Partnership's equipment portfolio to repricing risk occurs whenever the leases for the equipment expire or are otherwise terminated and the equipment must be remarketed. Major factors influencing the current market rate for Partnership's equipment include, supply and demand for similar or comparable types of transport capacity, desirability of the equipment in the leasing market, market conditions for the particular industry segment in which the equipment is to be leased, overall economic conditions, and various regulations concerning the use of the equipment. Equipment that is idle or out of service between the expiration of one lease and the assumption of a subsequent lease can result in a reduction of contribution to the Partnership. The Partnership experienced re-leasing or repricing activity in 2001 across its railcar, trailer, and marine container portfolio.

Railcars: The relatively short duration of most leases exposes the railcars to considerable re-leasing activity. As of December 31, 2001, the Partnership had 210 railcars off-lease. Additional railcar leases will expire in 2002. The Partnership's lease revenue declined approximately $0.2 million from 2000 to 2001 due to the disposition of railcars during 2000 and 2001.

Trailers: The Partnership's trailer portfolio operates with short-line railroad systems. The relatively short duration of most leases in these operations exposes the trailers to considerable re-leasing activity. The Partnership's lease revenue decreased approximately $0.2 million from 2000 to 2001 primarily due to the disposition of trailers in 2000 and 2001.

Marine containers: The Partnership's remaining marine container portfolio operates in utilization-based leasing pools and, as such, is exposed to considerable repricing activity. The Partnership's marine container contribution declined approximately $0.1 million from 2000 to 2001 primarily due to the disposition of marine containers in 2000 and 2001.

Equipment Liquidations

Liquidation of Partnership equipment and the Partnership's investment in an unconsolidated special-purpose entity (USPE) represents a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership. During the year ended December 31, 2001, the Partnership sold or disposed of aircraft, railcars, trailers, and marine containers, with an aggregate net book value of $1.7 million, for proceeds of $5.8 million.

Equipment Valuation

In accordance with Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," (SFAS No. 121), the General Partner reviews the carrying value of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset would not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. A $0.2 million loss on revaluation was recorded during 2000. No reductions to the equipment carrying values were required for the years ended December 31, 2001 or 1999 or to partially owned USPE equipment in 2001, 2000, or 1999.

In October 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144), which replaces SFAS No. 121. SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Financial Condition — Capital Resources and Liquidity

The General Partner purchased the Partnership's initial equipment portfolio with capital raised from its initial equity offering and permanent debt financing. No further capital contributions from the original partners are permitted under the terms of the limited partnership agreement. As of December 31, 2001, the Partnership had no outstanding indebtedness. The Partnership relies on operating cash flow to meet its operating obligations.

For the year ended December 31, 2001, the Partnership generated $3.2 million in cash to meet its operating obligations, and make distributions (total in 2001 of $0.6 million) to the partners.

During the year ended December 31, 2001, the Partnership sold or disposed of aircraft, railcars, trailers, and marine containers, with an aggregate net book value of $1.7 million in 2001, for proceeds of $5.8 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Accounts receivable decreased $0.2 million during 2001 due to the decrease in lease revenue caused by the reduction in the size of the equipment portfolio.

Accounts payable and accrued expenses decreased $46,000 during the year ended December 31, 2001 due to the decrease in payments to vendors resulting from the reduction in the size of the equipment portfolio.

The Partnership's lessee deposits and reserve for repairs decreased by $0.2 million during the year ended December 31, 2001. A $0.1 million decrease resulted from the return of security deposits to the buyer who purchased an aircraft during 2001. A $0.1 million decrease resulted from lower prepaid aircraft revenue due to the sale of the aircraft.

The General Partner has not planned any expenditures, nor is it aware of any contingencies that would cause it to require any additional capital to that mentioned above.

The Partnership is in its active liquidation phase. As a result, the size of the Partnership's remaining equipment portfolio and, in turn, the amount of net cash flows from operations will continue to become progressively smaller as assets are sold. Significant asset sales may result in special distributions to the partners.

The amounts reflected for assets and liabilities of the Partnership have not been adjusted to reflect liquidation values. The equipment portfolio that is actively being marketed for sale by the General Partner continues to be carried at the lower of depreciated cost or fair value less cost of disposal. Although the General Partner estimates that there will be distributions to the Partnership after final disposal of assets and settlement of liabilities, the amounts cannot be accurately determined prior to actual disposal of the equipment.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, the General Partner reviews these estimates including those related to asset lives and depreciation methods, impairment of long-lived assets including intangibles, allowance for doubtful accounts, and contingencies and litigation. These estimates are based on our historical experience and on various other assumptions believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The General Partner believes, however, that the estimates, including those for the above-listed items, are reasonable and that actual results will not vary significantly from the estimated amounts.

The General Partner believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Asset lives and depreciation methods: The Partnership's primary business involves the purchase and subsequent lease of long-lived transportation and related equipment. The General Partner has chosen asset lives that it believes correspond to the economic life of the related asset. The General Partner has chosen a deprecation method that it believes matches the benefit to the Partnership from the asset with the associated costs. These judgments have been made based on the General Partner's expertise in each equipment segment that the Partnership operates. If the asset life and depreciation method chosen does not reduce the book value of the asset to at least the potential future cash flows from the asset to the Partnership, the Partnership would be required to record a loss on revaluation. Likewise, if the net book value of the asset was reduced by an amount greater than the economic value has deteriorated, the Partnership may record a gain on sale upon final disposition of the asset.

Impairment of long-lived assets: On a regular basis, the General Partner reviews the carrying value of its equipment, investments in unconsolidated special purpose entities and intangible assets to determine if the carrying value of the asset may not be recoverable in consideration of current economic conditions. This requires the General Partner to make estimates related to future cash flows from each asset as well as the determination if the deterioration is temporary or permanent. If these estimates or the related assumptions change in the future, the Partnership may be required to record additional impairment charges.

Allowance for doubtful accounts: The Partnership maintains allowances for doubtful accounts for estimated losses resulting from the inability of the lessees to make the lease payments. These estimates are primarily based on the amount of time that has lapsed since the related payments were due as well as specific knowledge related to the ability of the lessees to make the required payments. If the financial condition of the Partnership's lessees were to deteriorate, additional allowances could be required that would reduce income. Conversely, if the financial condition of the lessees were to improve or if legal remedies to collect past due amounts were successful, the allowance for doubtful accounts may need to be reduced and income would be increased.

Contingencies and litigation: The Partnership is subject to legal proceedings involving ordinary and routine claims related to its business. The ultimate legal and financial liability with respect to such matters cannot be estimated with certainty and requires the use of estimates in recording liabilities for potential litigation settlements. Estimates for losses from litigation are made after consultation with outside counsel. If estimates of potential losses increase or the related facts and circumstances change in the future, the Partnership may be required to record additional litigation expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations — Year-to-Year Detailed Comparison

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2001 and 2000

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating and asset-specific insurance expenses) on owned equipment decreased during 2001 compared to 2000. Gains or losses from the sale of equipment, interest and other income, and certain expenses such as depreciation and general and administrative expenses relating to the operating segments (see Note 5 to the audited financial statements), are not included in the owned equipment operation discussion because they are indirect in nature and not a result of operations but the result of owning a portfolio of equipment.

The following table presents lease revenues less direct expenses by equipment type (in thousands of dollars):

For the years ended December 31,	2001	2000
Railcars	$ 4,493	$ 4,572
Trailers	192	352
Aircraft	81	3,403
Marine containers	25	76

Railcars: Railcars lease revenues and direct expenses were $6.4 million and $1.9 million, respectively, for the year ended December 31, 2001, compared to $6.6 million and $2.0 million, respectively, during the same period of 2000. The decrease in railcar contribution in the year ended December 31, 2001 was due to a decrease in railcar utilization in 2001, compared to 2000.

Trailers: Trailer lease revenues and direct expenses were $0.4 million and $0.2 million, respectively, for 2001, compared to $0.6 million and $0.2 million, respectively, during 2000. The number of trailers owned by the Partnership has been declining due to dispositions. The result of this declining fleet is a decrease in trailer contribution.

Aircraft: Aircraft lease revenues and direct expenses were $0.2 million and $0.1 million, respectively, for 2001, compared to $3.9 million and $0.5 million, respectively, during 2000. The $3.3 million decrease in aircraft contribution during 2001 compared to 2000 was due to the sale of the Partnership's aircraft during 2001.

Marine containers: Marine container lease revenues and direct expenses were $26,000 and $1,000, respectively, for 2001, compared to $0.1 million and $4,000, respectively for 2000. The number of marine containers owned by the Partnership has been declining due to dispositions. The result of this declining fleet is a decrease in marine container contribution.

Indirect Operating Expenses Related to Owned Equipment Operations

Total indirect expenses of $3.9 million for the year ended December 31, 2001 decreased from $7.3 million for the same period of 2000. Significant variances are explained as follows:

- A decrease of $2.9 million in depreciation and amortization expenses from 2000 levels due to the disposition of Partnership assets during 2001 and 2000.
- A decrease of $0.3 million in interest expense was due to the repayment of the Partnership's debt during 2000.
- Loss on revaluation of equipment decreased $0.2 million during 2001 compared to 2000. During 2000, the Partnership reduced the carrying value of trailers to their estimated net realizable value. There was no revaluation of equipment required during 2001.
- A decrease of $0.2 million in management fees to affiliate from 2000 levels was due to lower lease revenues during 2001, compared to 2000.
- A decrease of $47,000 in general and administrative expenses was due a decrease of $0.1 million in computer and other allocated expenses. The decrease was offset by an increase of $50,000 for professional services required by the Partnership.
- A increase of $0.2 million for the provision for bad debts expense in 2001 was due to a $0.1 million increase due to the General Partner's evaluation of the collectability of receivables due from certain lessees. An additional $0.1 million increase was due to the collection of an accounts receivable in 2000 that had previously been written off as a bad debt. A similar event did not occur in 2001.

Net Gain on Disposition of Owned Equipment

Net gain on the disposition of equipment for the year ended December 31, 2001 total $4.1 million, and resulted from the sale of aircraft, marine containers, trailers, and railcars with an aggregate net book value of $1.7 million for proceeds of $5.8 million. Net gain on disposition of equipment for the year ended December 31, 2000 totaled $9.7 million, which resulted from the sale of aircraft, marine containers, trailers, and railcars, with an aggregate net book value of $2.8 million, for proceeds of $12.5 million.

Equity in Net Income (Loss) of an Unconsolidated Special-Purpose Entity (USPE)

Equity in net income (loss) of an USPE represents the Partnership's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method of accounting. This entity was single purpose and had no debt. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

For the years ended December 31,	2001	2000
Aircraft, aircraft engines, and rotables	$ —	23
Marine vessel	(10)	895
Equity in net income (loss) of an USPE	$ (10)	$ 918

Aircraft, aircraft engines, and rotables: As of December 31, 2001 and 2000, the Partnership had no remaining interest in an entity that owned aircraft, aircraft engines, or rotables. The Partnership had no revenues or expenses in an USPE that owned aircraft, aircraft engines, or rotables in the year ended December 31, 2001. The Partnership's share of aircraft revenues and expenses were $23,000 and $-0-, respectively, for the year ended December 31, 2000. The $23,000 of aircraft revenues for the year ended December 31, 2000 represented interest income earned on accounts receivable.

Marine vessel: As of December 31, 2001 and 2000, the Partnership had no remaining interest in an entity that owned marine vessels. During the year ended December 31, 2001, insurance settlement proceeds of $6,000 was offset by direct expenses, and administrative expenses of $16,000, compared to lease revenues of $0.7 million and the gain of $1.1 million from the sale of the Partnership's interest in an entity that owned a marine vessel being offset by depreciation expense, direct expenses, and administrative expenses of $0.9 million for 2000. The decrease in lease revenues and expenses of marine vessels for 2001 compared to 2000 was due to the sale of the Partnership's interest in an entity that owned a marine vessel during 2000.

Net Income

As a result of the foregoing, the Partnership had net income of $5.3 million for the year ended December 31, 2001, compared to net income of $11.9 million in the same period of 2000. The Partnership's ability to operate or liquidate assets, secure leases, and re-lease those assets whose leases expire is subject to many factors. Therefore, the Partnership's performance in the year ended December 31, 2001 is not necessarily indicative of future periods. In the year ended December 31, 2001, the Partnership distributed $0.6 million to the limited partners or $0.06 per weighted average depositary unit.

Comparison of the Partnership's Operating Results for the Years Ended December 31, 2000 and 1999

In September 1999, PLM Financial Services, Inc. (FSI or the General Partner), amended the corporate-by-laws of certain USPEs in which the Partnership, or any affiliated program, owns an interest greater than 50%. The amendment to the corporate-by-laws provided that all decisions regarding the acquisition and disposition of the investment as well as other significant business decisions of that investment would be permitted only upon unanimous consent of the Partnership and all the affiliated programs that have an ownership in the investment (the Amendment). As such, although the Partnership may own a majority interest in an USPE, the Partnership does not control its management and thus the equity method of accounting will be used after adoption of the Amendment. As a result of the Amendment, as of September 30, 1999, all jointly owned equipment in which the Partnership owned a majority interest, which had been consolidated, were reclassified to investments in USPEs. Lease revenues and direct expenses for jointly owned equipment in which the Partnership held a majority interest were reported under the consolidation method of accounting during the year ended December 31, 1999 and were included with the owned equipment operations. For the three months ended December 31, 1999 and twelve months ended December 31, 2000, lease revenues and direct expenses for these entities are reported under the equity method of accounting and are included with the operations of the USPE.

Owned Equipment Operations

Lease revenues less direct expenses (defined as repairs and maintenance, equipment operating and asset-specific insurance expenses) on owned equipment decreased for the year ended December 31, 2000 when compared to the same period of 1999. The following table presents lease revenues less direct expenses by segment (in thousands of dollars):

For the years ended December 31,	2000	1999
Railcars	$ 4,572	$ 5,100
Aircraft	3,403	4,977
Trailers	352	512
Marine containers	76	118
Marine vessel	—	660

Railcars: Railcar lease revenues and direct expenses were $6.6 million and $2.0 million, respectively, for 2000, compared to $6.9 million and $1.8 million, respectively, during 1999. Revenue declined as a result of lower lease rates. The increase in direct expenses of $0.2 million was a result of more repairs being required on rail equipment in 2000 than was needed during 1999.

Aircraft: Aircraft lease revenues and direct expenses were $3.9 million and $0.5 million, respectively, for 2000, compared to $5.6 million and $0.7 million, respectively, during 1999. The decrease in lease revenues and direct expenses was due to the sale of a total of four aircraft during 2000 and 1999.

Trailers: Trailer lease revenues and direct expenses were $0.6 million and $0.2 million, respectively, for 2000, compared to $0.7 million and $0.2 million, respectively, during 1999. The number of trailers owned by the Partnership has been declining due to dispositions. The result of this declining fleet has been a decrease in trailer contribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Marine containers: Marine containers lease revenues and direct expenses were $0.1 million and $4,000, respectively in 2000 compared to $0.1 million and $2,000, respectively, in 1999. The number of containers owned by the Partnership has been declining due to dispositions. The result of this declining fleet has been a decrease in containers contribution.
Marine vessel: Marine vessel lease revenues and direct expenses were zero for 2000, compared to $1.5 million and $0.8 million, respectively, for 1999.

The September 30, 1999 Amendment that changed the accounting method of majority held equipment from the consolidation method of accounting to the equity method of accounting impacted the reporting of lease revenues and direct expenses of one marine vessel. As a result of the Amendment, during the year ended December 31, 2000, lease revenues decreased $1.5 million and direct expenses decreased $0.8 million when compared to 1999.

Interest and Other Income

Interest and other income decreased by $0.2 million in 2000 compared to 1999 due to lower income on the railcars related to mileage charges.

Indirect Expenses Related to Owned Equipment Operations

Total indirect expenses of $7.3 million for the year ended December 31, 2000 decreased from $11.4 million for 1999. Significant variances are explained as follows:

- A decrease of $2.9 million in depreciation and amortization expense from 1999 levels resulted from an approximately $2.3 million decrease due to the sale of certain assets during 2000 and 1999, and a decrease of $0.6 million was the result of the Amendment which changed the accounting method used for majority held equipment from the consolidation method of accounting to the equity method of accounting.
- A decrease of $0.7 million in interest expense was due to the repayment of the Partnership's debt in 2000.
- Bad debt expense decreased $0.4 million in 2000 compared to 1999. A $0.3 million decrease was due to the General Partner's evaluation of the collectability of receivables due from certain lessees, and a $0.1 million decrease was due to collection of $0.1 million from unpaid invoices in 2000 that had previously been reserved for as bad debts. A similar recovery did not occur in 1999.
- A decrease of $0.2 million in management fees to affiliate was due to lower lease revenues in 2000, compared to 1999.
- A decrease of $0.1 million in general and administrative expenses from 1999 levels was due to the reduction of the size of the Partnership's equipment portfolio.
- An increase of $0.2 million in revaluation of equipment was due to the loss on revaluation of trailer equipment in 2000. A similar loss did not occur in 1999.

Net Gain on Disposition of Owned Equipment

Net gain on disposition of equipment was $9.7 million for the year ended December 31, 2000 resulting from the disposition of marine containers, trailers, railcars, and aircraft with an aggregate net book value of $2.8 million, for proceeds of $12.5 million. The net gain on disposition of equipment was $2.2 million for the same period of 1999 resulting from the disposition of marine containers, trailers, railcars, and an aircraft with an aggregate net book value of $1.6 million, for proceeds of $3.8 million.

Equity in Net Income (Loss) of USPE

Equity in net income (loss) of an USPE represents the Partnership's share of the net income (loss) generated from the operation of jointly-owned assets accounted for under the equity method (see Note 4 to the financial statements). This entity was single purpose and did not have any debt. The following table presents equity in net income (loss) by equipment type (in thousands of dollars):

For the years ended December 31,	2000	1999
Marine vessel	$ 895	$ (64)
Aircraft, aircraft engines, and rotables	23	1,477
Equity in net income of an USPE	$ 918	$ 1,413

Marine vessel: The Partnership's share of revenues and expenses of marine vessels was $1.8 million, and $0.9 million, respectively, for 2000 compared to $0.2 million and $0.3 million, respectively, for 1999. During the third quarter of 2000, the Partnership's 56% interest in an entity owing a marine vessel was sold for a gain of $1.1 million.

An increase in marine vessel revenues of $1.1 million was due to the gain from the sale. An increase in marine vessel lease revenues of $0.5 million and depreciation expense, direct expenses, and administrative expenses of $0.6 million during the year ended December 31, 2000, was caused by the September 30, 1999 Amendment that changed the accounting method of majority held equipment from the consolidation method of accounting to the equity method of accounting for one marine vessel.

The lease revenues and depreciation expense, direct expenses, and administrative expenses for the majority owned marine vessel were reported under the consolidation method of accounting under Owned Equipment Operations during the first nine months of 1999. The lease revenues and depreciation expense, direct expenses, and administrative expenses for the majority owned marine vessel were reported under the equity method of accounting under USPE operations during the fourth quarter of 1999 and all of 2000.
Aircraft, aircraft engines, and rotables: As of December 31, 2000,

Management's Discussion and Analysis of Financial Condition and Results of Operations

the Partnership had no remaining interest in an entity owning aircraft, aircraft engines, or rotables. The interest in the trust that owned this equipment was sold in 1999, for a gain of $1.6 million. The Partnership's share of aircraft, aircraft engines, and rotables lease revenue and expenses of $23,000 and zero for 2000 compared to zero and $0.1 million respectively, for 1999. The $23,000 of aircraft revenues for 2000 represented interest income earned on accounts receivable. The decrease in revenue and expenses is due to the sale of the aircraft, aircraft engines, and rotables in the first quarter of 1999.

Net Income

As a result of the foregoing, the Partnership's net income for 2000 was $11.9 million, compared to net income of $4.0 million during 1999. The Partnership's ability to operate, liquidate assets, and re-lease those assets whose leases expire is subject to many factors, and the Partnership's performance during the year ended December 31, 2000 is not necessarily indicative of future periods. In the year ended December 31, 2000, the Partnership distributed $10.4 million to the limited partners, or $1.05 per weighted-average depositary unit.

Geographic Information

Certain of the Partnership's equipment operates in international markets. Although these operations expose the Partnership to certain currency, political, credit, and economic risks, the General Partner believes these risks are minimal or has implemented strategies to control the risks. Currency risks are at a minimum because all invoicing, with the exception of a small number of railcars operating in Canada, is conducted in U.S. dollars. Political risks are minimized generally through the avoidance of operations in countries that do not have a stable judicial system and established commercial business laws. Credit support strategies for lessees range from letters of credit supported by U.S. banks to cash deposits. Although these credit support mechanisms generally allow the Partnership to maintain its lease yield, there are risks associated with slow-to-respond judicial systems when legal remedies are required to secure payment or repossess equipment. Economic risks are inherent in all international markets and the General Partner strives to minimize this risk with market analysis prior to committing equipment to a particular geographic area. Refer to Note 6 to the financial statements for information on the revenues, net income (loss), and net book value of equipment in various geographic regions.

Revenues and net operating income (loss) by geographic region are impacted by the time period the asset is owned and the useful life ascribed to the asset for depreciation purposes. Net income (loss) from equipment is significantly impacted by depreciation charges, which are greatest in the early years of ownership due to the use of the double-declining balance method of depreciation. The relationships of geographic revenues, net income (loss), and net book value of equipment are expected to significantly change in the future as assets come off lease and decisions are made to either redeploy the assets in the most advantageous geographic location, or sell the assets.

The Partnership's owned equipment on lease to the U.S. domiciled lessees consisted of railcars and trailers. During 2001, U.S. lease revenues accounted for 37% of the lease revenues generated by wholly- and jointly-owned equipment. U.S. operations resulted in a net loss of $0.4 million.

The Partnership's owned equipment on lease to Canadian-domiciled lessees consisted of an owned aircraft and railcars. Canadian lease revenues accounted for 62% of total lease revenues generated by wholly- and jointly-owned equipment. Canadian operations generated net income of $2.6 million including the gain from this region of $0.2 million.

Inflation

Inflation had no significant impact on the Partnership's operations during 2001, 2000, or 1999.

Forward-Looking Information

Except for historical information contained herein, the discussion in this annual report contains forward-looking statements that involve risks and uncertainties, such as statements of the Partnership's plans, objectives, expectations, and intentions. The cautionary statements made in this annual report should be read as being applicable to all related forward-looking statements wherever they appear in this annual report. The Partnership's actual results could differ materially from those discussed here.

Outlook for the Future

Since the Partnership is in its active liquidation phase, the General Partner will be seeking to selectively re-lease or sell assets as the existing leases expire. Sale decisions will cause the operating performance of the Partnership to decline over the remainder of its life. Throughout the remaining life of the Partnership, the Partnership may periodically make special distributions to the partners as asset sales are completed.

Liquidation of the Partnership's equipment will cause a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership. Other factors that may affect the Partnership's contribution in the year 2002 include:

- The Partnership's fleet of marine containers is in excess of twelve years of age and is no longer suitable for use in international commerce either due to its specific physical condition, or lessees' preferences for newer equipment. Demand for the Partnership's marine containers will continue to be weak due to their age.
- Railcar loadings in North America have weakened over the past year. During 2001, utilization and lease rates

decreased. Railcar contribution may decrease in 2002 as existing leases expire and renewal leases are negotiated.

The ability of the Partnership to realize acceptable lease rates on its equipment in the different equipment markets is contingent on many factors, such as specific market conditions and economic activity, technological obsolescence, and government or other regulations. The General Partner continually monitors both the equipment markets and the performance of the Partnership's equipment in these markets. The General Partner may make an evaluation to reduce the Partnership's exposure to equipment markets in which it determines that it cannot operate equipment and achieve acceptable rates of return.

Several other factors may affect the Partnership's operating performance in 2002 and beyond, including changes in the markets for the Partnership's equipment and changes in the regulatory environment in which that equipment operates.

The other factors that may affect the Partnership's contribution in 2002 and beyond include:

Repricing Risk

Certain of the Partnership's marine containers, railcars and trailers will be remarketed in 2002 as existing leases expire, exposing the Partnership to repricing risk/opportunity. Additionally, the Partnership entered its liquidation phase on January 1, 2000, and has commenced an orderly liquidation of the Partnership's assets. The General Partner intends to re-lease or sell equipment at prevailing market rates; however, the General Partner cannot predict these future rates with any certainty at this time, and cannot accurately assess the effect of such activity on future Partnership performance.

Impact of Government Regulations on Future Operations

The General Partner operates the Partnership's equipment in accordance with current applicable regulations. However, the continuing implementation of new or modified regulations by some of the authorities mentioned previously, or others, may adversely affect the Partnership's ability to continue to own or operate equipment in its portfolio. Additionally, regulatory systems vary from country to country, which may increase the burden to the Partnership of meeting regulatory compliance for the same equipment operated between countries. Ongoing changes in the regulatory environment, both in the United States and internationally, cannot be predicted with any accuracy and preclude the General Partner from determining the impact of such changes on Partnership operations, or sale of equipment.

The U.S. Department of Transportation's Hazardous Materials Regulations regulates the classification and packaging requirements of hazardous materials that apply particularly to Partnership's tank railcars. The Federal Railroad Administration has mandated that effective July 1, 2000 all tank railcars must be re-qualified every ten years from the last test date stenciled on each railcar to insure tank shell integrity. Tank shell thickness, weld seams, and weld attachments must be inspected and repaired if necessary to re-qualify the tank railcar for service. The average cost of this inspection is $3,600 for jacketed tank railcars and $1,800 for non-jacketed tank railcars, not including any necessary repairs. This inspection is to be performed at the next scheduled tank test and every ten years thereafter. The Partnership currently owns 1,143 of this type of railcars. As of December 31, 2001, 103 have been inspected with no significant defects have been discovered.

Distributions

During the active liquidation phase, the Partnership will use operating cash flow and proceeds from the sale of equipment to meet its operating obligations, and to the extent available, make distributions to the partners. In the long term, changing market conditions and used equipment values preclude the General Partner from accurately determining the impact of future re-leasing activity and equipment sales on Partnership performance and liquidity.

Liquidation

Liquidation of the Partnership's equipment represents a reduction in the size of the equipment portfolio and may result in a reduction of contribution to the Partnership.

The Partnership, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 2000 and has commenced an orderly liquidation of the Partnership assets. The General Partner filed a certificate of dissolution on behalf of the Partnership with the Secretary of State for the State of California on December 22, 2000, and following completion of the liquidation of the Partnership which is anticipated to occur in 2001, the General Partner will file a certificate of cancellation.

Since the Partnership is in its active liquidation phase, the size of the Partnership's remaining equipment portfolio and, in turn, the amount of net cash flows from operations will continue to become progressively smaller as assets are sold. Significant asset sales may result in potential special distributions to unitholders.

Quantitative and Qualitative Disclosures about Market Risk

The Partnership's primary market risk exposure is currency devaluation risk. During 2001, 62% of the Partnership's total lease revenues came from non-United States domiciled lessees. Most of the leases require payment in United States (U.S.) currency. If these lessees' currency devalues against the U.S. dollar, the lessees could potentially encounter difficulty in making the U.S. dollar denominated lease payments.

Independent Auditors' Report

The Partners
PLM Equipment Growth Fund III:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund III (the "Partnership") as of December 31, 2001 and the related statements of income, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1 to the financial statements, the Partnership, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 2000 and has commenced an orderly liquidation of the Partnership assets. During the liquidation phase, the Partnership's assets will continue to be reported at the lower of carrying amount or fair value less cost to sell. The General Partner filed a certificate of dissolution on behalf of the Partnership with the Secretary of State for the State of California on December 31, 2000, and following completion of the liquidation of the Partnership that is anticipated to occur in 2002, will file a certificate of cancellation. The General Partner is currently marketing all of the Partnership's assets for sale.


Deloitte & Touche LLP

/s/ Deloitte & Touche LLP

Certified Public Accountants

Tampa, Florida
March 8, 2002

Independent Auditors' Report

The Partners
PLM Equipment Growth Fund III:

We have audited the accompanying balance sheet of PLM Equipment Growth Fund III ("the Partnership") as of December 31, 2000 and the related statements of income, changes in partners' capital and cash flows for each of the years in the two-year period ended December 31, 2000. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, PLM Equipment Growth Fund III, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 2000 and has commenced an orderly liquidation of the Partnership assets. The General Partner filed a certificate of dissolution on behalf of the Partnership with the Secretary of State for the State of California on December 22, 2000, and following completion of the liquidation of the Partnership, which is anticipated to occur in 2001, the General Partner will file a certificate of cancellation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the PLM Equipment Growth Fund III as of December 31, 2000, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

/s/ KPMG LLP

SAN FRANCISCO, CALIFORNIA
March 2, 2001

Balance Sheets

As of December 31,
(in thousands of dollars, except unit amounts)

	2001	2000
Assets		
Equipment held for operating leases, at cost	$ 37,731	$ 40,028
Less accumulated depreciation	(33,833)	(34,361)
	3,898	5,667
Equipment held for sale	—	1,703
Net equipment	3,898	7,370
Cash and cash equivalents	10,141	1,832
Restricted cash	—	125
Accounts receivable, net of allowance for doubtful accounts of $518 in 2001 and $455 in 2000	420	591
Investments in an unconsolidated special-purpose entity	—	76
Prepaid expenses and other assets	23	43
Total assets	**$ 14,482**	**$ 10,037**
Liabilities and partners' capital		
Liabilities		
Accounts payable and accrued expenses	$ 416	$ 462
Due to affiliates	66	72
Lessee deposits and reserve for repairs	29	187
Total liabilities	511	721
Commitments and contingencies		
Partners' capital		
Limited partners (9,871,210 depositary units as of December 31, 2001 and 2000)	13,971	9,316
General Partner	—	—
Total partners' capital	13,971	9,316
Total liabilities and partners' capital	**$ 14,482**	**$ 10,037**

See accompanying notes to financial statements.

Statements of Income

For the years ended December 31, *(in thousands of dollars, except weighted-average unit amounts)*	**2001**	**2000**	**1999**
Revenues			
Lease revenue	$ 7,027	$ 11,098	$ 14,852
Interest and other income	318	205	445
Net gain on disposition of equipment	4,139	9,707	2,197
Total revenues	11,484	21,010	17,494
Expenses			
Depreciation and amortization	1,891	4,773	7,628
Repairs and maintenance	2,169	2,564	2,619
Equipment operating expenses	36	33	668
Insurance expenses	140	132	237
Management fees to affiliate	463	634	807
Interest expense	—	306	1,021
General and administrative expenses to affiliates	384	410	504
Other general and administrative expenses	1,049	1,070	1,098
Provision for (recovery of) bad debts	64	(94)	308
Revaluation of equipment	—	202	—
Total expenses	6,196	10,030	14,890
Minority interests	—	—	22
Equity in net (loss) income of an unconsolidated special-purpose entity	(10)	918	1,413
Net income	$ 5,278	$ 11,898	$ 4,039
Partners' share of net income			
Limited partners	$ 5,247	$ 11,353	$ 3,649
General Partner	31	545	390
Total	$ 5,278	$ 11,898	$ 4,039
Limited partners' net income per weighted-average depositary unit	$ 0.53	$ 1.15	$ 0.37
Cash distribution	$ 623	$ 10,910	$ 7,793
Cash distribution per weighted-average depositary unit	$ 0.06	$ 1.05	$ 0.75

See accompanying notes to financial statements.

Statements of Changes in Partners' Capital

For the years ended December 31, 2001, 2000, and 1999
(in thousands of dollars)

	Limited Partners	General Partner	Total
Partners' capital as of December 31, 1998	$ 12,082	$ —	$ 12,082
Net income	3,649	390	4,039
Cash distribution	(7,403)	(390)	(7,793)
Partners' capital as of December 31, 1999	8,328	—	8,328
Net income	11,353	545	11,898
Cash distribution	(10,365)	(545)	(10,910)
Partners' capital as of December 31, 2000	9,316	—	9,316
Net income	5,247	31	5,278
Cash distribution	(592)	(31)	(623)
Partners' capital as of December 31, 2001	$ 13,971	$ —	$ 13,971

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended December 31, (in thousands of dollars)	2001	2000	1999
Operating activities			
Net income	$ 5,278	$ 11,898	$ 4,039
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,891	4,773	7,628
Net gain on disposition of equipment	(4,139)	(9,707)	(2,197)
Revaluation of equipment	—	202	—
Equity in net loss (income) from an unconsolidated special-purpose entity	10	(918)	(1,413)
Changes in operating assets and liabilities:			
Accounts receivable	171	136	210
Restricted cash	125	(125)	—
Prepaid expenses and other assets	20	17	(33)
Accounts payable and accrued expenses	(46)	(324)	(482)
Due to affiliates	(6)	(27)	(6)
Lessee deposits and reserves for repairs	(158)	(1,232)	478
Minority interests	—	—	(224)
Net cash provided by operating activities	3,146	4,693	8,000
Investing activities			
Due to affiliates	—	—	(36)
Payment for capitalized repairs	(118)	(231)	(26)
Proceeds from disposition of equipment	5,838	12,512	3,790
Liquidating distribution from an unconsolidated special-purpose entity	—	3,218	3,548
Distribution from an unconsolidated special-purpose entity	66	122	56
Net cash provided by investing activities	5,786	15,621	7,332
Financing activities			
Net receipts (repayments to) from affiliate	—	(600)	600
Principal payments on note payable	—	(7,458)	(11,082)
Cash distribution paid to limited partners	(592)	(10,365)	(7,403)
Cash distribution paid to General Partner	(31)	(545)	(390)
Net cash used in financing activities	(623)	(18,968)	(18,275)
Net increase (decrease) in cash and cash equivalents	8,309	1,346	(2,943)
Cash and cash equivalents at beginning of year	1,832	486	3,429
Cash and cash equivalents at end of year	$ 10,141	$ 1,832	$ 486
Supplemental information			
Interest paid	$ —	$ 306	$ 1,021

See accompanying notes to financial statements.

Notes to Financial Statements

1. Basis of Presentation

Organization

PLM Equipment Growth Fund III, a California limited partnership (the Partnership), was formed on October 15, 1987. The Partnership engages primarily in the business of owning, leasing, or otherwise investing in predominately used transportation and related equipment. PLM Financial Services, Inc. (FSI) is the General Partner of the Partnership. FSI is a wholly owned subsidiary of PLM International, Inc. (PLM International).

The Partnership, in accordance with the limited partnership agreement, entered its liquidation phase on January 1, 2000 and has commenced an orderly liquidation of the Partnership assets. During the liquidation phase, the Partnership's assets will continue to be reported at the lower of carrying amount or fair value less cost to sell. The General Partner filed a certificate of dissolution on behalf of the Partnership with the Secretary of State for the State of California on December 31, 2000, and following completion of the liquidation of the Partnership that is anticipated to occur in 2002, will file a certificate of cancellation. The General Partner is currently marketing all of the Partnership's assets for sale.

FSI manages the affairs of the Partnership. The cash distributions of the Partnership are generally allocated 95% to the limited partners and 5% to the General Partner (see Net Income and Distributions per Depositary Unit, below). Net income is allocated to the General Partner to the extent necessary to cause the General Partner's capital account to equal zero. The General Partner is also entitled to a subordinated incentive fee equal to 7.5% of surplus distributions, as defined in the limited partnership agreement, remaining after the limited partners have received a certain minimum rate of return. The General Partner does not anticipate that this fee will be earned.

Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the Unites States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operations

The equipment of the Partnership is managed, under a continuing management agreement by PLM Investment Management, Inc. (IMI), a wholly-owned subsidiary of FSI. IMI receives a monthly management fee from the Partnership for managing the equipment (see Note 2). FSI, in conjunction with its subsidiaries, sells equipment to investor programs and third parties, manages pools of equipment under agreements with the investor programs, and is a general partner of other programs.

Accounting for Leases

The Partnership's leasing operations consist of operating leases. Under the operating lease method of accounting, the leased asset is recorded at cost and depreciated over its estimated useful life. Rental payments are recorded as revenue over the lease term as earned in accordance with Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases," (SFAS No. 13). Lease origination costs are capitalized and amortized over the term of the lease. Periodically, the Partnership leases equipment with lease terms that qualify for direct finance lease classification, as required by SFAS No. 13.

Depreciation and Amortization

Depreciation of transportation equipment held for operating leases is computed on the double-declining balance method, taking a full month's depreciation in the month of acquisition, based upon estimated useful lives of 15 years for railcars and 12 years for other types of equipment. Certain aircraft are depreciated under the double-declining balance method over the lease term which approximates the asset's economic life. The depreciation method changes to straight-line when annual depreciation expense using the straight-line method exceeds that calculated by the double-declining balance method. Acquisition fees and certain other acquisition costs have been capitalized as part of the cost of the equipment. Lease negotiation fees are amortized over the initial equipment lease term. Major expenditures that are expected to extend the useful lives or reduce future operating expenses of equipment are capitalized and amortized over the remaining life of the equipment.

Transportation Equipment

Equipment held for operating leases is stated at cost less any reductions to the carrying value as required by SFAS No. 121 "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (SFAS No. 121). Equipment held for sale is stated at the lower of the equipment's depreciated cost of fair value, less cost to sell, and is subject to a pending contract for sale.

In accordance with SFAS No. 121, the General Partner reviews the carrying value of the Partnership's equipment portfolio at least quarterly and whenever circumstances indicate that the carrying value of an asset would not be recoverable due to expected future market conditions. If the projected undiscounted cash flows and the fair market value of the equipment are less than the carrying value of the equipment, a loss on revaluation is recorded. A loss on revaluation of $0.2 million was recorded during 2000. No reductions to the carrying values of equipment were required during 2001 or 1999, or partially owned equipment in 2001, 2000 or 1999.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," (SFAS No. 144) which replaces SFAS No. 121. SFAS No 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets, expands the scope of a discontinued operation to include a component of an entity and eliminates the current exemption to consolidation when control over a subsidiary is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

The Partnership will apply the new rules on accounting for the impairment or disposal of long-lived assets beginning in the first quarter of 2002, and they are not anticipated to have an impact on the Partnership's earnings or financial position.

Investment in an Unconsolidated Special-Purpose Entity

As of December 31, 2001, the Partnership's had no remaining interests in an unconsolidated special-purpose entity (USPE) that owned transportation equipment. As of December 31, 2000, the Partnership owned a majority interest in one such entity. Prior to September 30, 1999, the Partnership controlled the management of this entity and thus it was consolidated into the Partnership's financial statements. On September 30, 1999, the corporate-by-laws of this entity were changed to require a unanimous vote by all owners on major business decisions. Thus, from September 30, 1999 forward, the Partnership no longer controlled the management of this entity, and the accounting method for the entity was changed from the consolidation method to the equity method.

The Partnership's investment in an USPE includes acquisition and lease negotiation fees paid by the Partnership to PLM Transportation Equipment Corporation (TEC). TEC is a wholly-owned subsidiary of FSI. The Partnership's interest in an USPE is managed by IMI. The Partnership's equity interest in the net income (loss) of an USPE is reflected net of management fees paid or payable to IMI and the amortization of acquisition and lease negotiation fees paid to TEC.

Repairs and Maintenance

Repair and maintenance costs for railcars and trailers are usually the obligation of the Partnership. Maintenance costs for the marine containers are the obligation of the lessee. If they are not covered by the lessee, they are charged against operations as incurred.

Net Income and Distributions Per Depositary Unit

Cash distributions are allocated 95% to the limited partners and 5% to the General Partner and may include amounts in excess of net income. Special allocation of income are made to (from) the General Partner equal to the deficiency (equity) balance, if any, in the capital account of the General Partner. The limited partners' net income (loss) is allocated among the limited partners based on the number of depositary units owned by each limited partner and on the number of days of the year each limited partner is in the Partnership. In 2001, the General Partner specially allocated the limited partners $0.2 million in income to cause its capital account to be zero ($0.1 million in 2000). In 1999, the General Partner was allocated $0.2 million in excess of its pro rata ownership share.

Cash distributions are recorded when paid. Cash distributions to the limited partners of $5.0 million, $-0-, and $-0-, for the years ended December 31, 2001, 2000, and 1999, respectively, were paid 2002, 2001 and 2000, respectively.

Cash distributions to investors in excess of net income are considered a return of capital. Cash distributions to the limited partners of $3.8 million in 1999 was deemed to be a return of capital. None of the cash distributions in 2001 or 2000 were deemed a return of capital.

Net Income Per Weighted-Average Depositary Unit

Net income per weighted-average depositary unit was computed by dividing net income attributable to limited partners by the weighted-average number of depositary units deemed outstanding during the period. The weighted-average number of depositary units deemed outstanding during the years ended December 31, 2001, 2000, and 1999 were 9,871,210.

Cash and Cash Equivalents

The Partnership considers highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less as cash equivalents. The carrying amount of cash equivalents approximates fair market value due to the short-term nature of the investments.

Comprehensive Income

The Partnership's net income was equal to comprehensive income for the years ended December 31, 2001, 2000, and 1999.

2. General Partner and Transactions with Affiliates

An officer of FSI contributed $100 of the Partnership's initial capital. Under the equipment management agreement, IMI receives a monthly management fee attributable to either owned equipment or interest in equipment owned by the USPE equal to the greater of (a) the fees that would be charged by an independent third party for similar services for similar equipment or (b) the sum of (i) 5% of the gross lease revenues attributable to equipment that is subject to operating leases, (ii) 2% of the gross lease revenues attributable to equipment that is subject to full payout net leases, and (iii) 7% of the gross lease revenues attributable to equipment for which IMI provides both management and additional services relating to the continued and active operation of program equipment, such as on-going marketing and re-leasing of equipment, hiring or arranging for the hiring of crew or operating personnel for equipment, and similar services. The Partnership's management fee in 2001 was less than an independent third party management fee charged for similar services for similar equipment. The Partnership reimbursed FSI and its affiliates $0.4 million, $0.4 million, and $0.5 million in 2001, 2000 and 1999, respectively, for data processing expenses and administrative services performed on behalf of the Partnership.

The Partnership's proportional share of USPE management fees to affiliate were $-0-, $36,000, and $0.1 million during 2001, 2000, and 1999, respectively, and the Partnership's proportional share of administrative and data processing expenses to affiliate were $-0-, $10,000, and $16,000 during 2001, 2000, and 1999, respectively. Both of these affiliate expenses reduce the Partnership's proportional share of the equity interest in income in USPEs.

The Partnership owned certain equipment in conjunction with affiliated programs (see Note 4).

During 2000, the Partnership borrowed a total of $4.6 million from the General Partner in addition to the $0.6 million outstanding on December 31, 1999. The General Partner charged the Partnership market interest rates. Total interest to the General Partner was $0.1 million. All borrowings were repaid by December 31, 2000.

3. Equipment

The components of owned equipment as of December 31, are as follows (in thousands of dollars):

Equipment held for operating leases,	2001	2000
Railcars	$ 32,305	$ 33,370
Trailers	3,036	3,428
Marine containers	2,390	3,230
	37,731	40,028
Less accumulated depreciation	(33,833)	(34,361)
	3,898	5,667
Equipment held for sale	—	1,703
Net equipment	$ 3,898	$ 7,370

Revenues are earned by placing equipment under operating leases. The Partnership's marine containers are leased to operators of utilization-type leasing pools that include equipment owned by unaffiliated parties. In such instances, revenues received by the Partnership consist of a specified percentage of revenues generated by leasing the equipment to sub lessees, after deducting certain direct operating expenses of the pooled equipment. Rental revenues for trailers are based on a per-diem lease in the free running interchange with the railroads. Rents for railcars are based on fixed rates.

As of December 31, 2001, all owned equipment in the Partnership portfolio was on lease except for 100 railcars, with an aggregate net book value of $0.3 million. As of December 31, 2000, all owned equipment in the Partnership portfolio was on lease except for 88 railcars, 25 trailers, and aircraft, that were held for sale at December 31, 2001, with an aggregate net book value of $0.6 million.

During 2001, the General Partnership disposed of aircraft, marine containers, trailers, and railcars owned by the Partnership, with an aggregate net book value of $1.7 million, for proceeds of $5.8 million. A Boeing 737-200 Stage II commercial aircraft and a Dash 8-300 Stage II commuter aircraft, subject to a pending contract for sale, were held for sale as of December 31, 2000 at the lower of the equipment's depreciated cost or fair value, less cost to sell. During 2000, the Partnership disposed of marine containers, trailers, railcars, and aircraft with an aggregate net book value of $2.8 million for proceeds of $12.5 million.

During 2000, there was a $0.2 million reduction to the carrying value of trailer equipment. There were no reductions to the carrying values of equipment in 2001 or 1999.

All owned equipment on lease is being accounted for as operating leases. Future minimum rents under noncancelable operating leases as of December 31, 2001 during each of the next five years are $4.6 million in 2002, $3.2 million in 2003, $1.7 million in 2004, $0.9 million in 2005, $0.2 million in 2006 and $-0- thereafter. Per diem and short-term rentals consisting of utilization rate lease payments included in revenue amounted to approximately $0.4 million, $0.2 million, and $0.3 million in 2001, 2000, and 1999, respectively.

4. Investment in an Unconsolidated Special Purpose Entity

The Partnership owned equipment jointly with affiliated programs through an investment in an unconsolidated special purpose entity. This was a single purpose entity that did not have any debt.

In September 1999, the General Partner amended the corporate-by-laws of certain USPEs in which the Partnership, or any affiliated program, owns an interest greater than 50%. The amendment to the corporate-by-laws provided that all decisions regarding the acquisition and disposition of the as well as other significant business decisions of that investment would be permitted only upon unanimous consent of the Partnership and all the affiliated programs that have an ownership in the investment. As such, although the Partnership may own a majority interest in a USPE, the Partnership does not control its management and thus the equity method of accounting will be used after adoption of the amendment. As a result of the amendment, as of September 30, 1999, all jointly owned equipment in which the Partnership owned a majority interest, which had been consolidated, were reclassified to investment in an USPE. Accordingly, as of December 31, 2000, the balance sheet reflects the investment in an USPE on an equity basis.

As of December 31, 2001, the Partnership owned no interest in an USPE. As of December 31, 2000, the Partnership's

Notes to Financial Statements

remaining interest in the entity that owned a marine vessel represents $0.1 million of receivables from the former lessee.

The following summarizes the financial information for the special purpose entity and the Partnership's interest therein as of and for the years ended December 31, (in thousands of dollars):

	2001		2000		1999	
	Total USPE	Net Interest of Partnership	Total USPE	Net Interest of Partnership	Total USPE	Net Interest of Partnership
Net investments	$ —	$ —	$ 135	$ 76	$ 4,881	$ 2,498
Lease revenues	—	—	1,273	713	1,910	243
Net income (loss)	(18)	(10)	1,628	918	8,902	1,413

The net investment in an USPE consisted of a 56% interest in a trust owning a bulk-carrier marine vessel (and related assets and liabilities) totaling $0.1 million as of December 31, 2000. This vessel was sold in the third quarter of 2000 and the Partnership received liquidation proceeds of $3.2 million for its net investment of $2.1 million.

5. Operating Segments

The Partnership operates or operated primarily in five different segments: aircraft leasing, marine container leasing, marine vessel leasing, trailer leasing, and railcar leasing. Each equipment leasing segment engages in short-term to mid-term operating leases to a variety of customers.

The General Partner evaluates the performance of each segment based on profit or loss from operations before allocation of general and administrative expenses, interest expense, and certain other expenses. The segments are managed separately due to different business strategies for each operation. The following tables present a summary of the operating segments (in thousands of dollars):

For the year ended December 31, 2001	Aircraft Leasing	Marine Container Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues						
Lease revenue	$ 185	$ 26	$ 404	$ 6,412	$ —	$ 7,027
Interest income and other	39	—	—	20	259	318
Net gain on disposition of equipment	3,688	82	32	337	—	4,139
Total revenues	3,912	108	436	6,769	259	11,484
Expenses						
Operations support	104	1	212	1,919	109	2,345
Depreciation and amortization	151	29	151	1,560	—	1,891
Management fees to affiliate	2	1	21	439	—	463
General and administrative expenses	223	—	80	259	871	1,433
Provision for (recovery of) bad debts	—	—	(9)	73	—	64
Total costs and expenses	480	31	455	4,250	980	6,196
Equity in net income of an USPE	—	—	—	—	(10)	(10)
Net income (loss)	$ 3,432	$ 77	$ (19)	$ 2,519	$ (731)	$ 5,278
Total assets as of December 31, 2001	$ —	$ 41	$ 808	$ 3,469	$ 10,164	$ 14,482

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as certain operation support and general and administrative expense. Also includes loss from an entity that owned a marine vessel.*

Notes to Financial Statements

For the year ended December 31, 2000	Aircraft Leasing	Marine Container Leasing	Marine Vessel Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues							
Lease revenue	$ 3,867	$ 80	$ —	$ 560	$ 6,591	$ —	$ 11,098
Interest income and other	(18)	—	—	—	12	211	205
Net gain on disposition of equipment	9,460	62	—	79	106	—	9,707
Total revenues	13,309	142	—	639	6,709	211	21,010
Expenses							
Operations support	464	4	—	208	2,019	34	2,729
Depreciation and amortization	2,784	72	—	255	1,633	29	4,773
Interest expense	—	—	—	—	—	306	306
Management fees to affiliate	142	4	—	29	459	—	634
General and administrative expenses	251	1	—	100	267	861	1,480
Revaluation of equipment	—	—	—	202	—	—	202
Recovery of bad debts	—	—	—	(7)	(87)	—	(94)
Total costs and expenses	3,641	81	—	787	4,291	1,230	10,030
Equity in net income of an USPE	23	—	895	—	—	—	918
Net income (loss)	$ 9,691	$ 61	$ 895	$ (148)	$ 2,418	$ (1,019)	$ 11,898
Total assets as of December 31, 2000	$ 1,837	$ 149	$ 76	$ 965	$ 5,135	$ 1,875	$ 10,037

**Includes certain assets not identifiable to a specific segment, such as cash and prepaid expenses. Also includes interest income and costs not identifiable to a particular segment, such as interest and amortization expense, certain operations support and general and administrative expense.*

For the year ended December 31, 1999	Aircraft Leasing	Marine Container Leasing	Marine Vessel Leasing	Trailer Leasing	Railcar Leasing	All Other*	Total
Revenues							
Lease revenue	$ 5,632	$ 120	$ 1,477	$ 741	$ 6,882	$ —	$ 14,852
Interest income and other	47	—	45	—	170	183	445
Net gain (loss) on disposition of equipment	1,760	96	—	(42)	383	—	2,197
Total revenues	7,439	216	1,522	699	7,435	183	17,494
Expenses							
Operations support	656	2	817	229	1,782	38	3,524
Depreciation and amortization	4,693	114	643	344	1,766	68	7,628
Interest expense	—	—	—	—	—	1,021	1,021
Management fees to affiliate	213	6	75	41	472	—	807
General and administrative expenses	419	4	45	132	270	732	1,602
Provision for (recovery of) bad debts	222	—	—	(15)	101	—	308
Total costs and expenses	6,203	126	1,580	731	4,391	1,859	14,890
Minority interests	—	—	—	—	—	22	22
Equity in net income (loss) of an USPE	1,477	—	(64)	—	—	—	1,413
Net income (loss)	$ 2,713	$ 90	$ (122)	$ (32)	$ 3,044	$ (1,654)	$ 4,039

**Includes certain interest income and costs not identifiable to a particular segment, such as interest and amortization expense and certain operations support and general and administrative expenses.*

Notes to Financial Statements

6. Geographic Information

The Partnership owns certain equipment that is leased and operated internationally. A limited number of the Partnership's transactions are denominated in a foreign currency. Gains or losses resulting from foreign currency transactions are included in the results of operations and are not material.

The Partnership leases or leased its aircraft, railcars, and trailers to lessees domiciled in four geographic regions: the United States, Canada, Europe and Asia. Marine containers are leased to multiple lessees in different regions that operate worldwide.

The table below sets forth lease revenues by geographic region for the Partnership's owned equipment and investments in an USPE grouped by domicile of the lessee as of and for the years ended December 31, (in thousands of dollars):

	Owned Equipment			Investments in an USPE		
Region	2001	2000	1999	2001	2000	1999
United States	$ 2,623	$ 2,513	$ 3,651	$ —	$ —	$ —
Canada	4,378	6,364	6,768	—	—	—
Europe	—	2,141	2,836	—	—	—
Rest of the world	26	80	1,597	—	713	243
Lease revenues	$ 7,027	$ 11,098	$ 14,852	$ —	$ 713	$ 243

The following table sets forth net income (loss) information by region for the owned equipment and investments in an USPE for the years ended December 31, (in thousands of dollars):

	Owned Equipment			Investments in an USPE		
Region	2001	2000	1999	2001	2000	1999
United States	$ (410)	$ (1,021)	$ (64)	$ —	$ —	$ —
Canada	2,616	8,642	4,375	—	23	1,477
Europe	—	5,921	621	—	—	—
Asia	—	(1,530)	(1,627)	—	—	—
Rest of the world	—	61	38	—	895	(64)
Regional income	2,206	12,073	3,343	—	918	1,413
Administrative and other	3,082	(1,093)	(717)	(10)	—	—
Net income (loss)	$ 5,288	$ 10,980	$ 2,626	$ (10)	$ 918	$ 1,413

The net book value of these assets as of December 31, was as follows (in thousands of dollars):

	Owned Equipment		Investments in an USPE	
Region	2001	2000	2001	2000
United States	$ 1,793	$ 2,694	$ —	$ —
Europe	—	—	—	—
Canada	2,082	4,454	—	—
Asia	—	150	—	—
Rest of the world	23	72	—	76
Net book value	$ 3,898	$ 7,370	$ —	$ 76

7. Concentrations of Credit Risk

No single lessee accounted for more than 10% of total consolidated revenues for the years ended December 31, 2001, 2000, and 1999. During 2000, however, BCI Aircraft Leasing, Inc. purchased two Boeing 737's from the Partnership and the gain from the sale accounted for 33%, of total revenues from the wholly- and jointly-owned equipment in that year.

As of December 31, 2001 and 2000, the General Partner believes the Partnership had no other significant concentrations of credit risk that could have a material adverse effect on the Partnership.

8. Income Taxes

The Partnership is not subject to income taxes, as any income or loss is included in the tax returns of the individual partners. Accordingly, no provision for income taxes has been made in the financial statements of the Partnership.

As of December 31, 2001, the federal income tax basis was higher than the financial statement carrying amount of assets and liabilities by $20.8 million, primarily due to differences in depreciation methods, and the tax treatment of underwriting commissions and syndication costs.

9. Contingencies

The Partnership, together with affiliates, has initiated litigation in various official forums in India against two defaulting Indian airline lessees to repossess Partnership property and to recover damages for failure to pay rent and failure to maintain such property in accordance with the relevant lease contract. The Partnership has repossessed all of its property previously leased to these airlines, causing one of the airline lessees to cease operations. In response to the Partnership's collection efforts, the airline lessees filed counter-claims against the Partnership in excess of the Partnership's claims against the airline. The General Partner believes that the airline's counterclaims are completely without merit, and the General Partner will vigorously defend against such counterclaims.

During 2001, an arbitration between one India lessee and the Partnership took place and the Partnership was awarded a settlement. The General Partner and the lessee are in the process of negotiating the settlement in a manner that benefits all parties involved. The General Partner decided not to accrue the amount of the settlement because collection of the settlement is remote. The General Partner will continue to try to collect the full amount of the settlement.

During 2001, the General Partner has decided to minimize its collection efforts from the other India lessee in order to save the Partnership from incurring additional expenses associated with trying to collect from a lessee that has a limited ability to pay.

The Partnership is involved as plaintiff or defendant in various other legal actions incidental to its business. Management does not believe that any of these actions will be material to the financial condition or results of operations of the Partnership.

10. Liquidation of Partnership

During the first quarter of 2000, the Partnership completed its eleventh year of operations. The General Partner filed a certificate of dissolution on behalf of the Partnership with the Secretary of State for the State of California on December 22, 2000, and following completion of the liquidation of the Partnership which is anticipated to occur in 2002, the General Partner will file a certificate of cancellation. The General Partner is actively marketing the remaining equipment portfolio with the intent of maximizing sale proceeds. As sale proceeds are received, the General Partner intends to periodically declare special distributions to distribute the sale proceeds to the partners. During the liquidation phase of the Partnership, the equipment will continue to be leased under operating leases until sold. Operating cash flows, to the extent they exceed Partnership expenses, will continue to be distributed from time to time to partners. The amounts reflected for assets and liabilities of the Partnership have not been adjusted to reflect liquidation values. The equipment portfolio continues to be reported at the lower of depreciated cost of fair value less cost to dispose. Any excess proceeds over expected Partnership obligations will be distributed to the Partners throughout the liquidation period. Upon final liquidation, the Partnership will be dissolved.

There have been no special distributions in 2001, 2000, or 1999. The Partnership is not permitted to reinvest proceeds from sales or liquidations of equipment. These proceeds, in excess of operational cash requirement are periodically paid out to limited partners in the form of special distributions. The sales and liquidations occur because of the determination by the General Partner that it is the appropriate time to maximize the return on an asset through the sale of that asset, and, in some leases, the ability of the lessee to exercise purchase options.

11. Quarterly Results of Operations (unaudited)

The following is a summary of the quarterly results of operations for the year ended December 31, 2001 (in thousands of dollars, except per share amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 5,865	$ 1,963	$ 1,797	$ 1,859	$ 11,484
Net income	3,873	427	588	390	5,278
Per Weighted-Average Depositary Unit					
Net income	$ 0.39	$ 0.04	$ 0.06	$ 0.04	$ 0.53

In the first quarter of 2001, the Partnership sold aircraft, railcars, marine containers, and trailers for a gain of $3.8 million.

The following is a summary of the quarterly results of operations for the year ended December 31, 2000 (in thousands of dollars, except per share amounts):

	March 31,	June 30,	September 30,	December 31,	Total
Operating Results					
Total revenues	$ 3,205	$ 3,050	$ 12,664	$ 2,091	$ 21,010
Net income (loss)	551	213	11,433	(299)	11,898
Per Weighted-Average Depositary Unit					
Net income (loss)	$ 0.05	$ 0.02	$ 1.16	$ (0.08)	$ 1.15

In the third quarter of 2000, the Partnership sold aircraft, railcars, marine containers, trailers, and a 56% interest in an USPE (marine vessel) for a gain of $10.7 million.

In the fourth quarter of 2000, a net loss $0.3 was due to depreciation expense from off-lease aircraft.